Exhibit 99.1

2022 Annual Report

Grand Cayman, Cayman Islands, August 9th, 2023, Inter & Co. Inc. (Nasdaq: INTR; B3: INBR32) (“Inter&Co” or “Company”) announces that, on August 9th, 2023, the Company released the 2022 Annual Report.
The report provides a comprehensive overview of the Company's actions on environmental, social, and governance issues throughout the past year. We hope that it inspires stakeholders and society at large to closely follow Inter&Co's sustainability journey.
To access the full document, visit the Investor Relations website at https://investors.inter.co/en.

SANTIAGO HORACIO STEL
Senior Vice President of Finance and Risks